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SEC FILE NUMBER
8-65488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FPCG, LLC d/b/a FocusPoint Private Capital Group

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

712 FIFTH AVENUE, 8TH FLOOR, SUITE 008A
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Wychozowycz	212-887-1152	mwychoz@fpcgllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

290 WEST MOUNT PLEASANT AVENUE, SUITE 3310	LIVINGSTON	NJ	07039
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Conrod _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FPCG, LLC d/b/a FocusPoint Private Capital Group _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
BRET SABLOSKY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SA6362623
Qualified in New York County
Commission Expires August 7, 2025
```

Signature: _____

Title: _____
CEO

Bret Sa_____ 14 APRIL 2023

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FPCG, LLC
(d/b/a FocusPoint Private Capital Group)
Statement of Financial Condition
December 31, 2022

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Index
December 31, 2022

Page(s)

Report of Independent Registered Public Accounting Firm 1–2

Financial Statement

Statement of Financial Condition 3

Notes to Financial Statement 4–9



Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 F 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
FPCG, LLC (d/b/a FocusPoint Private Capital Group)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FPCG, LLC (d/b/a FocusPoint Private Capital Group) as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FPCG, LLC (d/b/a FocusPoint Private Capital Group) as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s management. Our responsibility is to express an opinion on FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to FPCG, LLC (d/b/a FocusPoint Private Capital Group) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



Uncertainty Regarding Impacts of Recent Disruptions in the U.S. Banking System

As discussed in Note 9 to the financial statements, in March 2023, the shut-down of certain financial institutions raised economic concerns over disruptions in the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

Citrin Cooperman & Company, LLP

We have served as FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s auditor since 2014.
Livingston, New Jersey
April 14, 2023

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	1,307,588
Fees receivable, net		4,043,977
Prepaid expenses and other assets		221,426
Letter of credit		135,460
Due from parent		334,198
Right of use asset - operating		895,983
Total assets	$	6,938,632

Liabilities and Member's Equity

Liabilities		
Accrued commissions payable	$	839,210
Accounts payable and accrued expenses		147,233
Due to parent		20,911
Operating lease liability		923,262
Total liabilities		1,930,616
Member's equity		5,008,016
Total liabilities and member's equity	$	6,938,632

See accompanying notes to financial statement.

1. **Organization**

   FPCG, LLC (d/b/a FocusPoint Private Capital Group) (the "Company") was formed for the purpose of providing services on behalf of clients for the purchase and/or sale of securities in private placements. The Company is a limited liability company established in the state of Washington on April 16, 2002. On November 8, 2002, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly-owned subsidiary of LANDC Investment LLC ("LANDC" or the "Parent".) The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

   Cash
   Cash represents funds on deposit which at times may exceed federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk with respect to its financial institution.

   Basis of Presentation
   The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of this financial statement is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   Fees Receivable, net
   Fees receivable, net are stated at their net realizable value, which represent the account balance less an allowance for balances not fully collectible. The Company's policy for providing an allowance for credit losses on its fees receivable is based on management's best estimate of amounts that will be uncollectible primarily based on the Company's historical experience of collections with its clients and other events that may affect the net realizable value of receivables. The Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. After reasonable collection efforts are made, outstanding balances are written off through a charge to the valuation allowance and a credit to accounts receivable.

   Current Expected Credit Losses
   The Company accounts for credit losses in accordance with Accounting Standards Codification("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

2.   Summary of Significant Accounting Policies (Continued)

Current Expected Credit Losses (Continued)

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The allowance for credit losses was approximately $236,000 at December 31, 2022, and is included in fees receivable, net on the statement of financial condition.

Right of Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency by requiring the recognition of Right of use (ROU) assets and lease liabilities on the statement of financial condition.

In applying ASC 842, the Company made an accounting policy election not to recognize the ROU assets and lease liabilities relating to short-term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term. ROU assets represent the Company's right of use of the underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's lease does not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments.

The discount rate is the implicit rate if it is readily determinable or the Company may use its incremental borrowing rate. The present value of the lease payments was determined using a 5.00% incremental borrowing rate. ROU assets also exclude lease incentives. ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. Lease expense for the Company's operating lease payments is recognized on a straight-line basis over the lease term.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and state tax laws provide that any income or loss is passed through to the Parent for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent.

The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2022, the tax

2.   Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)
years that remain subject to examination by the federal, state, local and foreign tax jurisdictions under statute of limitations are 2019 and forward (with limited exceptions).

Revenue Recognition
Advisory and placement fees are recorded when earned, which is generally at the time a transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing. Reimbursable expenses allowed under the terms of advisory service agreements are included in "Prepaid expenses and other assets" in the accompanying statement of financial condition.

Revenue from Contracts with Customers
Revenue from contracts with customers primarily is comprised of placement fees from the sale of private funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events. The Company enters into arrangements with investment managers to distribute private investment funds managed by such firms. The Company generally receives fees paid over time as the percentage of capital raised or of the management fees and carried interest distributed to the investment manager, in all cases with respect to investments sold by the Company. The Company believes that its performance obligation is the subscription by investors into these funds and, as such, its obligation is fulfilled upon acceptance of capital or capital commitments by Private Equity Funds, Hedge Funds or registered funds.

Any fixed amounts, such as placement fees calculated with respect to the value of committed capital, are recognized at the applicable fund's closing. Any variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the fund at future investment points in time as well as the length the investor remains in the fund, or, in certain cases, the duration of the fund (all of which are highly susceptible to factors outside the Company's influence), the Company does not believe that it can overcome this constraint until the market value of the fund, the investor's activities and, in certain cases, the duration of the fund are known. Such uncertainties are generally resolved on a quarterly basis for management fees and an annual basis for carried interest all in arrears. Accordingly, in such instances, placement fees are recognized in the current period are related to performance obligations that have been satisfied in prior periods.

Costs to Obtain or Fulfill a Contract with a Customer
The Company generally does not incur costs to obtain contracts with customers other than commission expense. The Company incurs commission expense to fulfill contracts with its customers. Commission expense represents commissions that the Company is obligated to pay to broker/dealers and certain non-employee registered representatives pursuant to contractual agreements. Commissions for registered representatives who are employed by the Company are generally paid on a similar basis to the related placement fees received by the Company. The Company records expense and a liability for the costs to fulfill such contracts on a similar basis as it records the related revenue and asset such that the timing of recording the expense and liability match that of the revenue and asset.

3. Concentrations

In the normal course of business, the Company maintained deposits with a financial institution that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC") of $250,000 per financial institution. As of December 31, 2022, $1,057,588 was on deposit in excess of FDIC coverage. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

The Company transacts business with a limited number of parties. Three customers accounted for 68% of fees receivable, net on December 31, 2022.

4. Commitments and Contingencies

Leases
The Company has a non-cancelable lease for office space in New York through May 2025. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported in the statement of financial condition as of December 31, 2022 were as follows:

Operating leases:

Operating lease right of use asset	$	895,983
Operating lease liability	$	923,262
(computed using a weighted average discount rate of 5%)		

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2022 are as follows:

2023	$	406,380
2024		406,380
2025		169,325
Total undiscounted lease payments		982,085
Discount to present value		(58,823)
Total lease liabilities	$	923,262

Letter of Credit
The Company has deposited with its Sublandlord a one-year letter of credit in the amount of $135,460 with automatic annual renewals as security for the Company's leased office space in New York. The letter of credit can be drawn by the lessor in the event the Company defaults in making its monthly rent payments. The letter of credit is secured by an 18-month certificate of deposit amounting to $135,460 which is reflected as a letter of credit on the accompanying statement of financial condition.

Legal
The Company from time to time is involved in claims and legal actions arising in the ordinary course of business. Management does not expect that the outcome of any such claims or actions will have a material effect on the Company's financial condition.

4.   Commitments and Contingencies (Continued)

Legal (Continued)

On September 6, 2019, a client of the Company filed a complaint alleging a claim of breach of contract and three claims in the alternative. The claims seek damages in the amount of $218,066 in monetary damages with interest and costs. The Company filed a motion to dismiss and was successful in the three claims in the alternative but was denied dismissal of the breach of contract. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of potential financial impact, if any.

5.   Paycheck Protection Program

In February 2021, the Company received loan proceeds of $212,870 under the Paycheck Protection Program ("PPP"). The PPP, which was established as part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, provides for loans to qualifying businesses for amounts up to 2.5 times certain average monthly payroll expenses of the qualifying business. The loan and accrued interest, or a portion thereof, may be forgiven after 24 weeks ("applicable period") so long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, mortgage interest and utilities, and maintains its payroll levels. At least 60% of the loan proceeds must be spent on payroll costs, as defined by the PPP for the loan to be eligible for forgiveness.

The PPP loan matures two years from the date of first disbursement of proceeds to the Company (the "PPP Loan Date"). Payments are deferred for a maximum of 10 months after the expiration of the applicable period and are payable in eight equal consecutive installments of principal and interest commencing upon expiration of the deferral of the PPP Loan Date.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities for a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company has determined it most appropriate to account for the PPP loan proceeds under the debt model. Under the debt model, the Company recognizes the proceeds received as debt, recognizes periodic interest expense in the period in which the interest accrues at the stated interest rate and defers recognition of any potential forgiveness of the loan principal or interest until the period in which the Company has been legally released from its obligation by the lender. The Company deemed the debt model to be the most appropriate accounting policy for its arrangement as the underlying PPP loan is a legal form of debt and there are significant contingencies outside of the control of the Company, mainly related to the third-party approval process for forgiveness.

In January 2022, the Company received approval from the Small Business Administration (the "SBA") for $212,870 of PPP loan forgiveness, plus $1,942 in interest. If it is determined that the Company was not eligible to receive the PPP loan or that the Company has not adequately complied with the rules, regulations and procedures applicable to the SBA's Loan Program, the Company could be subject to penalties and could be required to repay the amount previously forgiven.

6.   Related Parties

The Company has a shared services agreement with the Parent dated May 5, 2022. Pursuant to the agreement the Parent will provide the following services to the Company: Accounting/Finance,

6.   Related Parties (Continued)

Operations, Tax, Human Resources, Compliance, IT assistance, Project Management, Business Development, Administrative and Secretarial. The fee for services will equal the current compensation of the Parent employees who during the year predominantly performed services for the Company. As of December 31, 2022, the Company had a receivable of $334,198, which is included as due from parent in the accompanying statement of financial condition and a payable of $20,911, which is included as due to parent in the accompanying statement of financial condition.

7.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $744,267 which exceeded the required net capital minimum by $681,269.

8.   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 through April 14, 2023, the date of the filing of this report, and has determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure in this financial statement, except as disclosed in Note 9.

9.   Recent Events Relating to the Disruption in the U.S. Banking System

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruptions in the U.S. banking system. The U.S. government took certain actions to strengthen public confidence in the U.S. banking system. However, there can be no certainty that the actions taken by the U.S. government will be effective in mitigating the effects of financial institution failures on the economy, which may include limits on access to short-term liquidity in the near term or other adverse effects. As disclosed in Note 3, the Company maintains cash amounts in excess of federally insured limits in the aggregate amount of $1,057,588 as of December 31, 2022, and has certain concentrations in credit risk that expose the Company to risk of loss if the counterparty is unable to perform as a result of future disruptions in the U.S. banking system or economy. Given the uncertainty of the situation, the related financial impact cannot be reasonably estimated at this time.